14046300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd
(No. and Street)

Green Bay (City) WI (State) 54313 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zachary Kelly 920-662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302 (Address) Milwaukee (City) Wisconsin (State) 53226-3255 (Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

KH 3/20

OATH OR AFFIRMATION

I, Zachary Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CO-CCO

Title

Notary Public My commission expires November 22, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2013 and 2012

TABLE OF CONTENTS

Steven R. Volz
Thomas G. Wieland
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INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, Wisconsin

Report on the Financial Statements

We have audited the accompanying financial statements of Packerland Brokerage Services, Inc., (Company), which comprise the statement of financial condition as of December 31, 2013 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the 2013 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The financial statements of the Company as of December 31, 2012, were audited by other auditors whose report dated February 25, 2013, expressed an unmodified opinion on those statements.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole. The 2012 Schedule of Operating Expenses on page 14 was subjected to the auditing procedures applied in the 2012 audit of the basic financials statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the year 2012 financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 11, 2014
Milwaukee, Wisconsin

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

Statements of Financial Condition
December 31, 2013 and 2012

ASSETS

	2013	2012
Current Assets:		
Cash and cash equivalents	$ 1,151,402	$ 1,251,135
Clearing deposit	68,200	66,872
Concessions receivable	163,965	218,697
Prepaid expenses	232,070	41,498
Total current assets	1,615,637	1,578,202
Property and equipment, (Net)	161,177	81,931
Investment in Affiliate	61,297	53,380
Total assets	$ 1,838,111	$ 1,713,513

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
Current Liabilities:		
Commissions payable	$ 131,168	$ 188,922
Accrued payroll and related liabilties	38,214	52,601
Accounts payable	2,816	12,153
Due to shareholder	---	8,389
Advance rep collections	292,807	200,557
Income taxes payable	---	17,881
Current portion of note payable	68,644	66,618
Total current liabilities	533,649	547,121
Other Liabilities:		
Past shareholder note payable	218,716	287,360
Reserve for contigency	50,000	50,000
Deferred income tax	88,043	39,285
Total other liabilities	356,759	376,645
Total liabilities	890,408	923,766
Stockholder's Equity:		
Common stock, no par value; 720,000 shares authorized, 522,196 shares issued and outstanding	165,590	165,590
Additional paid-in-capital	190,673	89,155
Treasury stock at cost, 240,529 and 197,970 shares at $2.3524 and $2.4095	(565,821)	(477,017)
Retained earnings	1,157,261	1,012,019
Total stockholder's equity	947,703	789,747
Total liabilities and stockholder's equity	$ 1,838,111	$ 1,713,513

The accompanying notes to financial statements
are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

Statements of Income
Years Ending December 31, 2013 and 2012

	2013	2012
Operating Revenue:		
Concessions	$ 14,533,347	$ 13,139,814
Trading	2,387,454	1,999,869
RIA fees	56,722	69,737
Vendor bonus	14,217	54,013
Sales reps excess	259,329	244,270
Southwest Securities	49,082	51,578
Other income	---	621
Total operating revenue	17,300,151	15,559,902
Commission Expense	14,781,071	13,124,157
Net revenue	2,519,080	2,435,745
Operating Expenses	2,356,322	2,219,760
Operating Income	162,758	215,985
Other Income (Expense):		
Income from affiliate	34,917	42,598
Insurance payouts	9,212	16,881
Interest income	95	20
Settlement agreement	---	(35,250)
Other income	---	27,952
Loss on disposal of assets	(485)	(31)
Interest expense	(9,767)	(1,954)
Total other income (expense)	33,972	50,216
Net income before income taxes	196,730	266,201
Provision for Income Tax:		
Income tax expense	2,730	31,581
Deferred tax benefit	48,758	45,015
Net provision for income tax	51,488	76,596
Net income	$ 145,242	$ 189,605

The accompanying notes to financial statements
are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

Statement of Changes in Stockholder's Equity
Years Ending December 31, 2013 and 2012

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2011	$ 165,590	$ 32,258	$ (50,480)	$ 822,414	$ 969,782
2012 Net Income	---	---	---	189,605	189,605
2012 Stock Awards	---	56,897	---	---	56,897
2012 Purchase of Treasury Stock	---	---	(426,537)	---	(426,537)
Balance, December 31, 2012	165,590	89,155	(477,017)	1,012,019	789,747
2013 Net Income	---	---	---	145,242	145,242
2013 Stock Awards	---	101,518	---	---	101,518
2013 Purchase of Treasury Stock	---	---	(88,804)	---	(88,804)
Balance, December 31, 2013	$ 165,590	$ 190,673	$ (565,821)	$ 1,157,261	$ 947,703

The accompanying notes to financial statements
are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

Statements of Cash Flows
Years Ending December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities:		
Net income	$ 145,242	$ 189,605
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	35,866	38,459
Loss on disposition of furniture and equipment	485	31
Income from affiliate	(34,917)	(42,598)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivables	54,732	58,118
Prepaid expenses	(190,572)	(18,910)
Refundable income taxes	---	17,077
Commissions payable	(57,754)	(60,542)
Accrued salaries and benefits	(14,387)	(216,191)
Accounts payable	(17,726)	(42,674)
Reserve for errors and omissions	---	(77,500)
Advance rep collections	92,250	16,199
Deferred and payable income taxes	30,877	62,896
Net cash provided (used) by operating activities	44,096	(76,030)
Cash Flows from Investing Activities:		
Clearing account changes	(1,328)	2,382
Purchase of office equipment	(115,597)	(16,039)
Distributions received from affiliate	27,000	80,500
Net cash (used) provided by investing activities	(89,925)	66,843
Cash Flows from Financing Activities:		
(Decrease) increase in shareholder notes	(66,618)	362,367
Additional Paid-in-Capital	101,518	56,897
Purchase of treasury stock	(88,804)	(426,537)
Net cash provided (used) by financing activities	(53,904)	(7,273)
Increase (decrease) in cash	(99,733)	(16,460)
Cash and equivalents, beginning of year	1,251,135	1,267,595
Cash and equivalents, end of year	$ 1,151,402	$ 1,251,135
Supplemental Information:		
Interest expense	$ 9,767	$ 1,954
Income taxes	$ 4,562	$ 13,700

The accompanying notes to financial statements are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

Notes to Financial Statements
December 31, 2013 and 2012

1. Summary of Significant Accounting Policies

Business Activity

Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash

Cash includes a non-interest bearing checking account.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives ranging from 3 to 8 years. The Company capitalizes assets with cost of $750 or more. Expenditures for maintenance and repairs are charged to expense as incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's policy is to expense all advertising costs as incurred. Total advertising costs for the years ended December 31, 2013 and 2012 was $59,642 and $40,922, respectively.

1. Summary of Significant Accounting Policies (Continued)

Clearing Deposit

In accordance with the agreement with its clearing broker, Southwest Securities, Inc. (SWS), the Company is required to maintain a cash deposit with SWS in the amount of $50,000. The Company is dependent on SWS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The Company has $66,872 on deposit with SWS December 31, 2013 and 2012.

Accounts Receivable

The Company's concessions receivable at December 31, 2013 and 2012 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant.

When receivables are determined to be not collectible the amount is charged back to the sale representative, reversing both the receivable and payable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of asset and liabilities for financial statements and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Components of deferred income taxes are as follows as of December 31:

	2013	2012
Asset:		
Reserve for errors and ommissions	$ 15,000	$ 15,000
Rep renewals advance collections	87,842	59,218
Liability:		
Difference bewteen book and tax net property and equipment	(16,778)	(20,177)
Prepaids	(39,415)	---
Stock award compensation	(100,796)	(61,305)
Rep renewals corresponding liabilties	(33,896)	(32,021)
	$ (88,043)	$ (39,285)

The Company evaluates tax positions taken on its tax returns in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefits under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

The Company is no longer subject to U.S. federal or state tax return examinations for years before December 31, 2010 and December 31, 2009, respectively.

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

Notes to Financial Statements
December 31, 2013 and 2012
(Continued)

1. Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through February 11, 2014 for possible inclusion as a disclosure in the financial statements. Subsequent to year end, the Company received authorization to apply a $21,077 SIPC 7 credit for overpayment of 2013 fees. This adjustment is reflected in the audited financial statements. Management also received approval to restate 2009-2012 audited financial statements to reflect eligible SIPC 7 deductions resulting in what could have a material effect on the financial statements.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013 and 2012, the Company had net capital of $491,159 and $621,237, and required net capital of $59,364 and $61,584, respectively. At December 31, 2013 and 2012, the ratio of aggregate indebtedness to net capital was 1.81 and 0.84 to 1, respectively.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2013 and 2012:

	2013	2012
Equipment	$ 329,215	$ 324,417
Less: Accumulated depreciation	(168,038)	(242,486)
	$ 161,177	$ 81,931

Depreciation expense for the years ended December 31, 2013 and 2012 was $35,866 and $38,459, respectively.

5. Stock-Based Compensation

Stock-based compensation expense related to employee stock restricted stock awards recognized for the years ended December 31, 2013 and 2012 is $101,518 and $56,897, respectively and is included in salaries and wages expense. At December 31, 2013 and 2012, total unamortized stock-based compensation cost related to non-vested restricted stock is $374,370 and $227,587, respectively which is expected to be recognized over the next four years. Fair value was determined by the Company's "Fair Market Value Business Valuation" performed by an independent valuation firm dated July 31, 2011.

6. Pension Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least 5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation, up to $11,500 ($14,000 if age 50 or older) per year. The Company matches dollar for dollar each employee's contributions up to 3% of gross salary. The Company contributed $20,611 and $16,599 to the plan during the year ended December 31, 2013 and 2012, respectively.

7. Related-Party Activity

On December 26, 2012, the Company purchased 131,840 shares of its common stock from its Board Chairman at $3.14 per share for a total price of $413,978. Per the stock redemption agreement, the Company paid $60,000 on the date of purchase with the remaining balance being financed through a five-year promissory note, bearing an interest rate of 3%. Future principal payments as of December 31, 2013 are as follows:

2014	$	68,644
2015		70,732
2016		72,884
2017		75,100
	$	287,360

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building, LLC on September 1, 2012 for two years at an annual rate of $106,817, with 3% annual increases. Lease payments for the year ended December 31, 2013 and 2012 were $107,885 and $106,817, respectively. The Company is also responsible for all utilities. The Company has an option to renew the lease for three years at the end of the lease term. At December 31, 2013, future minimum lease payments are as follows:

2014	$	73,348

The Company has a net investment of $61,297 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $208,628 at December 31, 2013. The Company uses the equity method to report this investment.

8. Indemnifications

The Company has retained legal counsel regarding unresolved arbitrations. An unfavorable outcome in these arbitrations could result in material damages. The Company has denied any and all liability for any loss incurred by the plaintiffs and is vigorously defending the claims. A $50,000 provision has been made for these suits.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, SWS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

Schedules of Operating Expenses
Years Ending December 31, 2013 and 2012

	2013	2012
Operating Expenses:		
Payroll and related benefits	$ 1,447,308	$ 1,368,051
Board fees	131,600	80,000
Advertising	59,642	40,922
Professional fees	193,778	169,372
Insurance	10,437	200
Computer maintenance and repairs	52,110	57,303
Travel and entertainment	110,377	115,718
Regulation and compliance fees	28,324	28,197
Bonding	22,664	54,395
Training and education	5,753	1,587
Building maintenance and repairs	5,156	406
Office supplies and equipment	59,393	63,193
Rent	107,885	106,817
Other taxes	6,892	8,247
Depreciation	35,866	38,459
Building utilities	34,035	33,545
Licenses and permits	20,572	15,218
Miscellaneous fees	5,386	5,759
Miscellaneous expenses	19,144	32,371
Total operating expenses	$ 2,356,322	$ 2,219,760

See independent Auditors' Report

PACKERLAND BROKERAGE SERVICES, INC.
Green Bay, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2013

Aggregate Indebtedness		
Accrued salaries and benefits	$	169,382
Accounts payable		2,816
Advanced rep collection		292,807
Shareholder loan		287,360
Reserve for contingency		50,000
Deferred tax liability		88,043
Total Aggregate Indebtedness	$	890,408
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	59,361

Computation of Basic Net Capital Requirement:

Stockholder's equity	$	947,703
Deductions:		
Unallowable receivable		(2,401)
Furniture and equipment		(161,177)
Investment in affiliate		(61,297)
Prepaid income taxes		(19,772)
Other assets		(212,298)
Total unallowable assets		(456,945)
Net Capital		490,758
Net capital requirement (minimum)		59,364
Capital in excess of minimum requirement	$	431,394
Ratio of aggregate indebtedness to net capital		1.81 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	490,601
Net effect of audit adjustments		57
Net effect of petty cash addition		100
Net capital per audit report	$	490,758

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Internal Control

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, Wisconsin

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 11, 2014
Milwaukee, Wisconsin

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders of
Packerland Brokerage Services, Inc.
432 Security Blvd
Green Bay, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Packerland Brokerage Services, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursements] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [trial balance] supporting the adjustments noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 11, 2014

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047572 FINRA DEC
PACKERLAND BROKERAGE SERVICES INC 15*15
432 SECURITY BLVD
GREEN BAY WI 54313-9709

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 43,282.61

B. Less payment made with SIPC-6 filed (exclude interest) (23,239.89)
JULY 18 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,042.72

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,042.72

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,042.72

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PACKERLAND BROKERAGE SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _____ day of _______________, 20____.

CO-CEO, DIRECTOR OF FINANCE AND OPERATIONS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,313,047
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 17,313,047
2e. General Assessment @ .0025	$ 43,282.61 (to page 1, line 2.A.)